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                                   EXHIBIT 20


                                  NEWS RELEASE

CONTACT:  Cindy McHugh                                     FOR IMMEDIATE RELEASE
          (312) 466-3779                                   APRIL 10, 1997


            CALIFORNIA REAL ESTATE INVESTMENT TRUST ANNOUNCES FILING
               OF PRELIMINARY PROXY STATEMENT SEEKING APPROVAL OF
              CONVERTIBLE PREFERRED SHARE INVESTMENT BY AFFILIATES
                     OF SAMUEL ZELL AND VICTOR CAPITAL GROUP

         SAN FRANCISCO, CA - APRIL 10, 1997 - - California Real Estate Investment Trust (NYSE, PSE: CT) announced that it had filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the annual meeting of its shareholders which is expected to be held in June. At the annual meeting, the Trust's shareholders will be asked to vote on proposals to (i) approve the issuance by the Trust of up to $33 million of cumulative convertible preferred shares to Veqtor Finance Company, LLC ("Veqtor"), an affiliate of Samuel Zell and the principals of Victor Capital Group, L.P., (ii) approve an amended and restated declaration of trust of the Trust, (iii) elect seven trustees to serve on the Trust's board of trustees, (iv) ratify the appointment of Ernst & Young LLP as auditors of the Trust for the fiscal year 1997 and (v) approve a share option plan. The preliminary proxy statement also outlines the Trust's proposed new business plan, previously approved by the Trust's board, to become a specialty finance company focused on the commercial real estate sector.

                                     -more-
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         In December 1996, an affiliate of Samuel Zell indicated to the Trust's board of trustees that it had reached agreement with The Peregrine Real Estate Trust, the Trust's former parent, to purchase from Peregrine a 76% common share interest in the Trust and asked for the board's approval of the purchase. At that time, the board approved the purchase, the business plan and the issuance of at least $30 million of convertible preferred shares of the Trust to Veqtor at $2.69 per share, the preferred shares to be convertible into common shares of the Trust on a one-for-one basis.

         In reaching its decision to approve the foregoing, the board of trustees considered a number of factors including the attractiveness of the new business plan proposed by Veqtor, the significant real estate investment and financing experience of the proposed new management team and the significant amount of equity capital the Trust would obtain from the proposed preferred share issuance. The board also considered the terms of previous alternative offers to purchase Peregrine's interest in the Trust of which the board was aware and the fact that the average price of the Trust's common shares during the 60 trading days preceding the board of trustee's meeting at which the proposed equity investment was approved was $2.38 per share.

         The issuance and sale of the preferred shares to Veqtor and related transactions are subject to completion of definitive documentation.

                                     -more-
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         The affiliate of Samuel Zell that owns the 76% common share interest in the Trust has advised the Trust that it intends to vote in favor of the proposals presented in the proxy statement. Accordingly, approval of the proposals is assured. The record and meeting dates for the annual meeting will be announced in the near future.

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